Exhibit 1

Media Relations Jorge Perez +52 (81) 8888-4334 jorgeluis.perez@cemex.com	Investor Relations Lucy Rodriguez +1 (212) 317-6007 ir@cemex.com

OPERATION RESILIENCE PAVES ROAD TO A BETTER FUTURE

MONTERREY, MEXICO. SEPTEMBER 10, 2020 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today the framework of “Operation Resilience,” its medium-term strategy, that incorporates the challenges of the COVID-19 pandemic and lays out a plan to enhance EBITDA growth over the next three years.

During an open dialogue with top management, CEMEX announced that despite significant COVID-19 disruptions, it expects EBITDA for the full year 2020 to grow approximately 4%, on a like to like basis for foreign exchange, over the prior year. This performance results from the decisive management actions as well as better than anticipated market conditions.

With increased visibility and higher EBITDA expectations, CEMEX is comfortable today in rolling out its medium-term strategy.

“Operation Resilience” consists of the following components:

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Enhancing EBITDA margin through operational performance and disciplined cost containment: New 2020 cost reduction target of $280 million while targeting additional savings in 2021-2023. Targeting a consolidated EBITDA margin of at least 20% on an “as is” portfolio basis.

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Optimizing the company´s portfolio for higher growth with lower risk: Undertake strategic divestments to streamline portfolio and delever while seeking attractive, bolt-on investment opportunities in the company´s footprint; construct a portfolio more weighted towards the USA and Europe; focus on vertically integrated positions in attractive metropolises and develop Urbanization Solutions as a core business.

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Achieving investment grade capital structure to promote future growth: Utilize EBITDA growth, free cash flow, and divestiture proceeds to improve capital structure and achieve a target net leverage of at least 3.0X by 2023.

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Recognizing sustainability as a competitive advantage: With a proactive Climate Action strategy, advance towards its 2030 carbon reduction goal and the company´s ultimate vision of a carbon-neutral economy.

CEMEX also expects to implement the following changes to its Facilities Agreement dated 2017: (i) extend U.S.$1.1 billion of maturities to 2025 and the maturity of the revolver facility to 2023, under similar terms as currently exist; (ii) the inclusion of sustainability metrics that would result in one of the world’s largest sustainability-linked loans when completed; (iii) redenominating U.S.$300 million of previous U.S. Dollar exposure under the terms loan to Mexican Pesos, as well as U.S.$80 million to Euros. As a result, this should translate into no significant debt maturities for CEMEX until mid-2023.

“Operation Resilience lays the foundation for our future. It allows CEMEX to optimize its portfolio for profitable growth while securing its position as a leading vertically integrated heavy building materials company with a focus on four core businesses: cement, ready-mix, aggregates, and urbanization solutions,” said Fernando A. Gonzalez, CEMEX´s CEO. “We will concentrate on developing sustainable urbanization solutions which meet the needs of growing metropolises while we ourselves progress towards achieving our long-term decarbonization goals.”

“Finally, I am confident that the virtuous circle of enhanced EBITDA, increased free cash flow generation and asset divestitures will allow us to achieve our long-sought investment grade capital structure,” added Fernando A. Gonzalez.

Fernando A. Gonzalez, CEMEX´s CEO, Maher Al-Haffar, CEMEX´s CFO, and EVP of Strategic Planning and Business Development, José Antonio González, participated in the open dialogue.

CEMEX is a global building materials company that provides high-quality products and reliable services. CEMEX has a rich history of improving the well-being of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future. For more information, please visit: www.cemex.com

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX, including the objectives under the “A Stronger CEMEX” plan and “Operation Resilience” strategy, to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release. Readers are urged to read this press release and carefully consider the risks, uncertainties and other factors that affect CEMEX’s business. The information contained in this press release is subject to change without notice, and CEMEX is not obligated to publicly update or revise forward-looking statements. Readers should review future reports filed by CEMEX with the U.S. Securities and Exchange Commission.